Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Announcement to the Market

Trading of Own Shares for Treasury

Month: February 2017

1.	We inform the capital market agents that, during February 2017(a), Itaú Unibanco did not trade in its own shares for treasury stock.

2.	In this program(a), between November 2016 and January 2017, we acquired 29,000,000 preferred shares at the average acquisition price(b) of R$ 33.42.

3.	Historical information is available on the organization's Investor Relations website (www.itau.com.br/investor-relations).

São Paulo-SP, March 7, 2017.

MARCELO KOPEL

Investor Relations Officer

(a)	According to the Material Fact published on 02/02/2016, these acquisitions relate to the buyback program approved by the Board of Directors that renewed the limit for purchases of up to 10.0 million common shares and 50.0 million preferred of own shares for the period from 02/03/2016 to 08/02/2017.

(b)	The repurchase amounts do not include settlement, brokerage and trading fees.